Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces Release Timing for Q4 2023
Results, Year-end 2023 Reserves and Conference Call

CALGARY, ALBERTA – March 19, 2024 - Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to confirm that the release of its operating and financial results for the quarter and year-ended December 31, 2023, and year-end 2023 reserves, is planned after the market closes on March 20, 2024. The Company has scheduled a conference call on the morning of Thursday, March 21, 2024 to discuss the results. Access details for the conference call are provided below.

Conference Call Details

Greenfire plans to host a conference call on Thursday, March 21, 2024 at 6:00 a.m. Mountain Time (8:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q4 2023 results as well as host a question-and-answer session with investors.

●	Date: Thursday, March 21, 2024
●	Time: 6:00 a.m. Mountain Time (8:00 a.m. Eastern Time)
●	Dial In:

o	North America: 1-800-319-4610
o	International: 1-604-638-5340

NYSE Continued Listing Standard Notice

On February 21, 2024, the Company was notified by the New York Stock Exchange (“NYSE”) that the Company is not currently in compliance with NYSE’s continued listing standard, which requires all listed companies to have a minimum of 400 public stockholders on a continuous basis. The NYSE notification has no impact on the Company’s business operations or the Company’s Securities and Exchange Commission reporting requirements.

Under the NYSE rules, the Company has 45 days to present a business plan to NYSE that demonstrates how the Company intends to cure the deficiency within 18 months of the date of the NYSE notice. Throughout this 18-month cure period, Greenfire’s common shares will continue to be traded on NYSE, subject to the Company’s compliance with other NYSE listing requirements.

The Company will respond to NYSE to confirm its intent to cure this deficiency. Greenfire believes the recent listing of its common shares on the Toronto Stock Exchange and the upcoming expiration of the 6-month lock-up agreements entered into upon completion of the Company’s business Combination on September 20, 2023, which currently cover approximately 65% of the Company’s outstanding common shares, will aid Greenfire in meeting NYSE’s requirement to have 400 public stockholders.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to the Company’s plans to respond to the NYSE continued listing standard notice, and plans to regain compliance with such standards, including the impact of Company’s listing of its common shares on the Toronto Stock Exchange and the impact of the expiration of lock-up agreements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release. You should carefully consider the all of the risks and uncertainties described in the “Risk Factors” section of the Company’s final non-offering prospectus dated February 2, 2024, which is available on SEDAR+ at www.sedarplus.ca and registration statement on Form F-1, initially filed with the United States Securities and Exchange Commission (the “SEC”) on October 10, 2023, as amended on December 1, 2023, and January 22, 2024 and other documents filed by Greenfire from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable laws, Greenfire assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Greenfire does not give any assurance that it will achieve its expectations.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

investors@greenfireres.com

greenfireres.com

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